

June 20, 2013

Via U.S. Mail
Mr. Robert Edmundson
Chief Financial Officer
Claridge Ventures, Inc.
3730-1015-4th Street SW
Calgary, Alberta T2R IJ4
Canada

> **Re: Claridge Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed November 16, 2012**
> **File No. 000-53438**

Dear Mr. Edmundson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2012

Report of the Independent Registered Public Accounting Firm

1.   We note that the PCAOB revoked the registration of Jewett, Schwartz, Wolfe & Associates, P.L ("JSW") on September 7, 2012. Please be advised that if the PCAOB revokes the registration of an audit firm, the audit reports issued by that firm may no longer be included in registrant filings made on or after the date the firm's registration is revoked. In addition, the financial statements previously audited by a firm whose registration has been revoked need to be reaudited by a PCAOB-registered firm prior to inclusion in future filings. Since your Form 10-K was filed after JSW's registration was revoked, please revise to address the following:

   •   Remove the current JSW audit report that is included in your Form 10-K;

- Remove the risk factor under Item 1A with respect to the current JSW audit report; and

- Revise your disclosure under Item 9 to clearly state that the PCAOB revoked the registration of JSW on September 7, 2012.

2. We note that the report of your current auditor, Madsen & Associates CPA's Inc. only covers the financial statements as of and for the year ended July 31, 2012. Please obtain and file a revised audit report that also references the financial statements as of and for the fiscal year ended July 31, 2011 to comply with your reporting requirements. Refer to Rule 8-02 of Regulation S-X.

3. We note that your current auditors did not audit the cumulative amounts since inception, but instead relied on the work of JSW, the predecessor auditor, for the period from May 7, 2008 (inception) to July 31, 2009. Please be advised that since the PCAOB revoked the registration of JSW on September 7, 2012, your current auditor may no longer rely on the work of JSW with respect to discrete reporting periods that are part of the cumulative amounts since inception. Please obtain an audit of the cumulative period from May 7, 2008 (inception) to July 31, 2012 from a PCAOB registered firm, and amend your Form 10-K to include the corresponding audit report. Also remove the references to the JSW audit report for the period from May 7, 2008 (inception) to July 31, 2009 that are included in the current report of Madsen & Associates.

Financial Statements

4. Please revise to resolve the following inconsistencies in your financial statements:

- You report $91,904 of cumulative loss for the period from inception to July 31, 2012 which is inconsistent with the cumulative loss you report for the same period in your statements of cash flows.

- You report net loss in your statement of operations of $1,085 for the year ended July 2011. However, you do not report a net loss for the same period in your statements of changes in shareholder' equity.

Exhibits

5. Please amend your filing to provide a revised certification of your principal executive officer at Exhibit 31.1 that includes the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, to comply with Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining